UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-7806

Federal Express Corporation

(Exact name of registrant as specified in its charter)

3610 Hacks Cross Road, Memphis, Tennessee 38125  (901) 369-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1993 Pass Through Certificates, Series A1

1993 Pass Through Certificates, Series A2

1993 Pass Through Certificates, Series B1

1993 Pass Through Certificates, Series B2

1993 Pass Through Certificates, Series C1

1993 Pass Through Certificates, Series C2

1994 Pass Through Certificates, Series A310-A1

1994 Pass Through Certificates, Series A310-A2

1994 Pass Through Certificates, Series A310-A3

1995 Pass Through Certificates, Series A1

1995 Pass Through Certificates, Series A2

1995 Pass Through Certificates, Series B2

1995 Pass Through Certificates, Series B3

1996 Pass Through Certificates, Series A1

1996 Pass Through Certificates, Series A2

1996 Pass Through Certificates, Series B1

1996 Pass Through Certificates, Series B2

Pass Through Certificates, Series 1997-1-A

Pass Through Certificates, Series 1997-1-B

Pass Through Certificates, Series 1997-1-C

Pass Through Certificates, Series 1998-1-A

Pass Through Certificates, Series 1998-1-B

Pass Through Certificates, Series 1998-1-C

Pass Through Certificates, Series 1999-1-A

Pass Through Certificates, Series 1999-1-B

Pass Through Certificates, Series 1999-1-C

2012 Pass Through Certificates

9 7/8% Notes due April 1, 2002

9.65% Notes due June 15, 2012

7.60% Notes due July 1, 2097

10.10% Medium-Term Notes, Series B due May 17, 2001

10.18% Medium-Term Notes, Series B due May 21, 2001

10.38% Medium-Term Notes, Series B due June 25, 2001

10.40% Medium-Term Notes, Series B due June 25, 2001

10.45% Medium-Term Notes, Series B due July 16, 2001

10.43% Medium-Term Notes, Series B due July 17, 2001

10.57% Medium-Term Notes, Series B due June 20, 2003

10.125% Medium-Term Notes, Series B due July 15, 2003

9.95% Medium-Term Notes, Series B due August 15, 2006

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 12d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

1993 Pass Through Certificates, Series A1: 0

1993 Pass Through Certificates, Series A2: 0

1993 Pass Through Certificates, Series B1: 0

1993 Pass Through Certificates, Series B2: 0

1993 Pass Through Certificates, Series C1: 0

1993 Pass Through Certificates, Series C2: 28

1994 Pass Through Certificates, Series A310-A1: 0

1994 Pass Through Certificates, Series A310-A2: 0

1994 Pass Through Certificates, Series A310-A3: 0

1995 Pass Through Certificates, Series A1: 0

1995 Pass Through Certificates, Series A2: 0

1995 Pass Through Certificates, Series B2: 0

1995 Pass Through Certificates, Series B3: 13

1996 Pass Through Certificates, Series A1: 0

1996 Pass Through Certificates, Series A2: 3

1996 Pass Through Certificates, Series B1: 0

1996 Pass Through Certificates, Series B2: 15

Pass Through Certificates, Series 1997-1-A: 0

Pass Through Certificates, Series 1997-1-B: 0

Pass Through Certificates, Series 1997-1-C: 0

Pass Through Certificates, Series 1998-1-A: 51

Pass Through Certificates, Series 1998-1-B: 28

Pass Through Certificates, Series 1998-1-C: 0

Pass Through Certificates, Series 1999-1-A: 38

Pass Through Certificates, Series 1999-1-B: 17

Pass Through Certificates, Series 1999-1-C: 11

2012 Pass Through Certificates: 23

9 7/8% Notes due April 1, 2002: 0

9.65% Notes due June 15, 2012: 0

7.60% Notes due July 1, 2097: 32

10.10% Medium-Term Notes, Series B due May 17, 2001: 0

10.18% Medium-Term Notes, Series B due May 21, 2001: 0

10.38% Medium-Term Notes, Series B due June 25, 2001: 0

10.40% Medium-Term Notes, Series B due June 25, 2001: 0

10.45% Medium-Term Notes, Series B due July 16, 2001: 0

10.43% Medium-Term Notes, Series B due July 17, 2001: 0

10.57% Medium-Term Notes, Series B due June 20, 2003: 0

10.125% Medium-Term Notes, Series B due July 15, 2003: 0

9.95% Medium-Term Notes, Series B due August 15, 2006: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Federal Express Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FEDERAL EXPRESS CORPORATION

Date:	May 6, 2016	By:	/s/ Michael C. Lenz
Michael C. Lenz
Assistant Treasurer